UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2003 (2)	File No.: 0-11378

TransGlobe Energy Corporation (Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F ☒             Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b):
82 - _____________.

FORM 6K	Page 2

Submitted herewith:

Insider Report, as follows:

(1)      Report dated June 10, 2003 for James Bambrick

Please note: TransGlobe Energy Corporate is voluntarily submitting the Insider Report filed by Mr. Bambrick. Effective June 9, 2003, it became mandatory for Canadians to file Insider Reports on-line via SEDI (www.sedi.ca). To date we have been unable to find a way for Insiders to “save” their entire report to forward to EDGAR. The attached report does not show the prices the common shares were disposed at and we have no way (at this point) in retrieving a copy of the transaction filed on SEDI. Therefore, please note that on June 9, 2003 Mr. Bambrick sold 10,000 common shares of TransGlobe Energy Corporation on the TSX at Cdn$0.67, and 10,000 common shares of TransGlobe Energy Corporation on the OTC at US$0.49.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date:	June 13, 2003	By:	/s/ David Ferguson

David C. Ferguson
Vice President Finance & CFO

Insider Report for James Bambrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Date of transaction	Filing date	Security designation	Nature of transaction	Opening balance of securities held	Number or value acquired or disposed of	Closing Balance

2003-05-27	2003-06-12	Common Shares	Opening Balance-Initial SEDI Report	249300		249300
2003-06-09	2003-06-12	Common Shares	Acquisition or disposition in the public market	249300	-10000	239300
2003-06-09	2003-06-12	Common Shares	Acquisition or disposition in the public market	239300	-10000	229300
2003-05-27	2003-06-12	Options (Common Shares)	Opening Balance-Initial SEDI Report	230000		230000